EXHIBIT (a)(1)

March 30, 2006

Dear Stockholder:

The board of directors (the “Board”) of William Lyon Homes (the “Company”) appointed a special committee of independent directors (the “Special Committee”) to consider and act on behalf of the full Board with respect to the tender offer announced on March 17, 2006 by General William Lyon. The Special Committee consists of Harold H. Greene (Chairman), Lawrence M. Higby, and Arthur B. Laffer, none of whom is an officer or employee of the Company or has any material financial relationship with General Lyon or his affiliates.

The Special Committee recognizes the importance of its role on behalf of the disinterested stockholders of the Company and will endeavor to act in their best interests. To assist it, the Special Committee has retained Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as its financial advisor and Gibson, Dunn & Crutcher LLP as its legal advisor.

Morgan Stanley was asked by the Special Committee to obtain, as expeditiously as possible, necessary information from the Company and provide the Special Committee with its analysis and advice regarding the fairness of the financial terms of the tender offer. As of this date, Morgan Stanley has received substantial information and is well under way with its work. However, Morgan Stanley’s work is not yet completed, and the Special Committee is not yet in a position to provide a recommendation to stockholders. The Special Committee expects to do so in the very near future.

In accordance with the rules of the Securities and Exchange Commission, we are enclosing herewith information concerning the Special Committee and the Company’s management and affiliates, which may be important and useful to you in deciding whether to tender your shares.

The Special Committee welcomes input from stockholders of the Company. All such communications should be sent to Morgan Stanley by email or fax only:

Email address: David.A.Cohen@morganstanley.com

Fax number: (310) 788-1752

Please include contact information in all communications.

Sincerely yours,

Harold H. Greene	Lawrence M. Higby	Arthur B. Laffer

4490 Von Karman Avenue, Newport Beach, CA 92660

(949) 833-3600 Fax (949) 476-2178